Heineken Holding N.V.



Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

date 19 May 2005

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publication of Heineken Holding N.V.

- Press-information dated 19 May 2005

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.



P.A. Akkerman



Enclosure

File No. 82-5149

Heineken Holding N.V.

press-information

Heineken Holding publishes 2004 consolidated financial statements restated for IFRS

Amsterdam, 19 May 2005. Heineken Holding N.V. announced today the publication of its consolidated IFRS-restated financial statements for the full-year of 2004 and the first-half of 2004 for comparison purposes. From 2005 onwards, Heineken Holding will publish its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The main changes as a result of the restatement of the 2004 consolidated financial statements are as follows:

Summary of IFRS Restatement
(in millions of euros)

	Dutch GAAP	IFRS-restated (unaudited)
Year ended December 31, 2004		
Operating Profit	1,248	1,348
Net Profit on ordinary activities of Heineken N.V.	537	642
Net profit	269	321
As at December 31, 2004		
Shareholders' Equity	1,690	1,628
Total Assets	10,418	10,777

The net profit on ordinary activities of Heineken N.V. in 2004 under IFRS is €105 million higher than net profit on ordinary activities reported in accordance with Dutch GAAP for the same year. This is the result, on the one hand, of lower depreciation of fixed assets (€40 million) due to the change from statement at replacement cost to statement at historical cost and lower amortisation charges (€81 million) as goodwill is no longer amortised and, on the other hand, the first time amortisation of brands (€8 million) and an increase in other cost items (€8 million). Included in the tax charge of the year is an exceptional, non-recurring, tax benefit of € 20 million.
Lower Shareholders' Equity is due to the change in carrying value of fixed assets to historical cost instead of replacement cost, which is partially offset by the higher net profit as a result of IFRS-restatement.

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam - The Netherlands
phone +31 (0)20 622 1152 - fax +31 (0)20 625 2213

Heineken Holding N.V.

press-information

An analysts' conference call will be held at 16.00 (CET) and will be audio broadcast live on www.heinekeninternational.com, from which it can also downloaded afterwards.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

Notes to the release
From 2005 onwards, Heineken Holding's consolidated financial statements will be prepared in accordance with International Financial Reporting Standards ("IFRS"). Heineken Holding prepared its consolidated financial statements under the Generally Accepted Accounting Principles in The Netherlands ("Dutch GAAP") up to December 31, 2004. The 2005 full-year financial statements are the first consolidated financial statements to be prepared under IFRS. The following information is based on the IFRS's, which are expected to be effective on December 31, 2005. Certain standards are, however, still subject to endorsement by the European Union.

In this press release Heineken Holding provides information on the impact of the adoption of IFRS on the consolidated financial statements of the company for the year 2004.
The adoption of IFRS has impacted the valuation and classification of a number of items in Heineken Holding's consolidated income statement and balance sheet. The main changes in Heineken Holding's 2004 full year consolidated financial statements are listed below:

Summary of IFRS Restatement *(in millions of euros)*	**Dutch GAAP**	**IFRS restated** (unaudited)
Year ended December 31, 2004		
Net Turnover	10,005	10,062
Operating Profit	1,248	1,348
Operating Profit BEIA*	1,329	1,356
Net Profit on ordinary activities of Heineken N.V.	537	642
Net Profit BEIA*	791	803
Net Profit	269	321
As at December 31, 2004		
Shareholders' Equity	1,690	1,628
Total Assets	10,418	10,777

The net profit on ordinary activities of Heineken N.V. in 2004 under IFRS is €105 million higher than the net profit on ordinary activities reported in accordance with Dutch GAAP for the same year. This is the result, on the one hand, of lower depreciation of fixed assets (€40 million) due to the change from estimated replacement cost to historical cost and lower amortisation charges (€81 million) as goodwill is no longer amortised and, on the other hand, the introduction of the first time amortisation of brands (€8 million) and an increase in other cost items (€8 million). Included in the taxation is an exceptional, non-recurring, tax benefit of € 20 million.

* BEIA under IFRS = Before Exceptional Items and Amortisation of Brands
BEIA under Dutch GAAP = Before Exceptional Items and Amortisation of Goodwill

Lower Shareholders' Equity is due to the change in the carrying value of tangible fixed assets to historical cost instead of estimated replacement cost, which is partially offset by the higher net profit as a result of IFRS-restatement.

Net cash flow remains unchanged although some items are reclassified.

Exceptional items in 2004

Two exceptional items were recognised in 2004 under Dutch GAAP: an impairment charge of €190 million on a minority stake in Cervejerias Kaiser, Brazil, an affiliated Brazilian company, and a capital gain of €17 million on the sale of shares in Whitbread Plc.
In addition, under IFRS, Heineken Holding will record in its consolidated income statement a third exceptional item of €20 million tax benefits mainly due to the release of a deferred tax liability related to the capitalisation of brands.

Changes to Accounting Principles of the consolidated financial statements as a result of the introduction of IFRS

For the Dutch GAAP accounting principles reference is made to the Heineken Holding N.V. Annual Report 2004, pages 21-23.
The main changes as a result of the introduction of IFRS by Heineken Holding are as follows:

Net Turnover
The increase in net turnover as a result of the change to IFRS is €28 million for the first six months of 2004 and €57 million for the full year and is primarily the result of a reclassification of certain sales proceeds, rental income and sale of by-products, which were netted with the corresponding costs under Dutch GAAP. These items are now included in 'Proceeds from services', which is part of net turnover. They are partially offset by the reclassification, from net turnover to net financing costs, of interest received on loans to on-premise outlets.

Business Combinations and Valuation of Brands
Under Dutch GAAP, Heineken Holding capitalised and amortised goodwill. Under IFRS, goodwill will no longer be amortised but tested for impairment annually. In 2004, under Dutch GAAP, goodwill amortisation amounted to €81 million.
IFRS provides detailed guidelines for recognition and measurement of intangible fixed assets on the balance sheet at the date of acquisition. Heineken Holding has reviewed its acquisitions since October 1, 2003 and has separated brands from goodwill in accordance with IFRS. Brands will be carried at historical cost and will be amortised over a period of 15 to 25 years.

Tangible Fixed Assets
Under Dutch GAAP, Heineken Holding carried its tangible fixed assets at estimated replacement cost, while under IFRS these assets are carried at historical cost. Heineken Holding restated the January 1, 2004 opening consolidated balance sheet accordingly, with the result that tangible fixed assets under IFRS were €363 million lower at January 1, 2004 than under Dutch GAAP. As a consequence, fixed assets depreciation in 2004 decreases by €40 million.

Stocks
Under Dutch GAAP, stocks were carried at estimated replacement cost while under IFRS stocks will be carried at the lower of historical cost or market value. In addition, certain packaging materials were classified from tangible fixed assets to stock.
Under Dutch GAAP, Heineken Holding stated stocks during the year at variable cost only and at the end of the year at full absorption cost. Under IFRS, stocks will be carried at full absorption cost throughout the whole year. As a result, €14 million of fixed costs are included in the stock value on June 30, 2004, while these costs were charged to the income statement under Dutch GAAP.

Employee Benefits
As per January 1, 2004 Heineken Holding applied Dutch GAAP, RJ 271, which is in line with IAS 19. Consequently, IAS 19 does not affect Heineken Holding's consolidated financial statements.

Deferred Tax
Under IFRS deferred tax arises from temporary differences between the fiscal basis of valuation and the accounting basis of valuation of balance sheet items. In addition, IFRS is stricter in the recognition of deferred tax assets and the disclosure requirements for deferred tax assets and deferred tax liabilities as separate items. Certain deferred tax assets have been recognised, which were not recognised under Dutch GAAP.
The net deferred tax liability of Heineken Holding changes significantly as tangible fixed assets are no longer carried at estimated replacement cost but at historical cost and brands are recognised in the balance sheet. Further, under IFRS, certain deferred tax assets are recognised, which were not recognised under Dutch GAAP.

IFRS transitional arrangements
IFRS 1, '*First-time Adoption of International Financial Reporting Standards*', requires a company to apply the selected IFRS accounting policies retrospectively to the periods reported in the first IFRS financial statement. The opening IFRS consolidated balance sheet is prepared on the date of transition to IFRS. Heineken Holding's transition date is January 1, 2004. IFRS 1 allows for certain exemptions in drafting the comparative financial information for 2004. Heineken Holding has opted for the following exemptions:

IFRS 3, Business Combinations
Heineken Holding applies IFRS retrospectively from October 1, 2003, when the BBAG group in Austria was acquired. The acquisition of BBAG has a significant impact on Heineken Holding's consolidated statements and therefore IFRS 3 has been applied on this acquisition.

IAS 21, The Effects of Changes in Foreign Exchange Rates
Cumulative foreign exchange translation differences need to be recorded as a separate category at Shareholders' Equity level. Under the IFRS transitional arrangements, Heineken Holding has opted to state foreign exchange translation differences at zero in the opening consolidated balance sheet as per January 1, 2004.

IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement
For the year ended December 31, 2004, Heineken Holding will continue to account for financial instruments under Dutch GAAP and not under IFRS. The opening consolidated balance sheet of January 1, 2005 will be adjusted to reflect the implementation of IAS 32 and IAS 39 as of that date. Heineken Holding will report on the impact of IAS 39 on its consolidated financial statements for the first time in its press release regarding the financial results for the first half of 2005.

IFRS 5 Non-Current Assets Held for Sale & Discontinued Operations
This standard requires that assets held for sale are reported separately on the balance sheet. This will lead to a reclassification of these assets in the balance sheet, but will not affect the valuation in a significant way.
Heineken Holding has chosen to implement this standard as of January 1, 2005.

These notes consist of the following parts and unaudited consolidated financial statements:

Appendices

Appendix 1: Condensed consolidated opening balance sheet IFRS – Dutch GAAP as per January 1, 2004
Appendix 2: Equity reconciliation IFRS – Dutch GAAP as per January 1, 2004, June 30, 2004 and December 31, 2004
Appendix 3: Condensed consolidated P&L IFRS – Dutch GAAP January 1, 2004 – December 31, 2004
Appendix 4: Condensed consolidated balance sheet IFRS – Dutch GAAP as per December 31, 2004
Appendix 5: Condensed segment reporting IFRS – Dutch GAAP January 1, 2004 – December 31, 2004
Appendix 6: Condensed consolidated P&L IFRS – Dutch GAAP January 1, 2004 – June 30, 2004
Appendix 7: Condensed consolidated balance sheet IFRS – Dutch GAAP as per June 30, 2004
Appendix 8: Condensed segment reporting IFRS – Dutch GAAP January 1, 2004 – June 30, 2004
Appendix 9: Condensed consolidated cash flow statement IFRS – Dutch GAAP January 1, 2004 – December 31, 2004
Appendix 10: Condensed consolidated cash flow statement IFRS – Dutch GAAP January 1, 2004 – June 30, 2004

Appendix 1: Condensed consolidated opening balance sheet IFRS – Dutch GAAP as per January 1, 2004

(In millions of euros)	Dutch GAAP*	IFRS Adjustments (unaudited)	IFRS (unaudited)
ASSETS			
Non-current assets			
Intangible fixed assets [1]	1,151	115	1,266
Tangible fixed assets [2]	4,995	- 363	4,632
Financial fixed assets [3]	944	- 7	937
Deferred tax assets [4]	18	268	286
Current assets			
Stocks [5]	834	-	834
Accounts receivable & other receivables [6]	1,380	327	1,706
Current investments [7]	76	- 51	25
Cash and cash equivalents [7]	1,340	50	1,390
Total Assets	**10,737**	**339**	**11,076**
EQUITY & LIABILITIES			
Equity			
Shareholders' Equity	1,490	- 99	1,391
Minority interests in Heineken N.V.	1,490	- 99	1,391
Minority interests in other group companies	728	52	780
Group Funds	**3,708**	**- 146**	**3,562**
Non current liabilities			
Long term borrowings	2,691	-	2,691
Employee benefits	708	-	708
Provisions [8]	406	- 58	348
Deferred tax liabilities [4]	315	166	481
Current Liabilities			
Interest bearing liabilities	1,093	-	1,093
Creditors and other liabilities [9]	1,816	322	2,138
Provisions [8]	-	55	55
Total Equity and Liabilities	**10,737**	**339**	**11,076**

* Includes in the effects of the implementation of IAS 19 'Employee Benefits' and therefore does not reconcile with published figures as per December 31, 2003.

Notes to the condensed consolidated opening balance sheet as per Januari 1, 2004

1. *Intangible fixed assets* show a net increase of €115 million under IFRS presenting, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognition of the deferred tax liability and the share of the brand value attributable to minority interests.

2. *Tangible fixed assets* are €363 million lower due to the change from statement at estimated replacement cost to historical cost.

3. *Financial fixed assets* are €7 million lower primarily due to reclassifications.

4. *Deferred tax assets and liabilities* are now reported as separate items on the balance sheet while previously these amounts were netted. The net deferred tax liability under Dutch GAAP has been reduced as a result of the change to statement at historical cost of tangible fixed assets and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch GAAP has been increased due to the recognition of brands. When implementing IFRS, Heineken Holding has only netted those tax assets and liabilities in case there is a legally enforceable right to net the assets and liabilities.

5. The impact on *Stocks* is zero; since the change from estimated replacement cost to historical cost is compensated by the reclassification of certain returnable packaging materials from tangible fixed assets to stock.

6. The increase in *Accounts receivable and other receivables* of €327 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch GAAP, this liability was netted with the accounts receivable.

7. *Current investments and cash.* An amount of €50 million, which was classified under securities under Dutch GAAP, has been reclassified to cash and cash equivalents.

8. *Provisions.* The decrease is due to reclassification of the short-term part of provisions to current liabilities

9. The increase in *Creditors and other liabilities* is primarily due to the reclassification from accounts receivable of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

Appendix 2: Equity reconciliation IFRS - Dutch GAAP
per January 1, 2004, June 30, 2004 and December 31, 2004

(In millions of euros)	Shareholders' Equity
Dutch GAAP as of December 31, 2003	**1,490**
Impact IFRS (net of taxes)	
Tangible fixed assets	- 122
Stocks	- 3
Deferred tax assets	23
Other	3
IFRS January 1, 2004	**1,391**

(In millions of euros)	Shareholders' Equity
Dutch GAAP as of June 30, 2004	**1,605**
Impact IFRS (net of taxes)	
Tangible fixed assets	-122
Stocks	-3
Other	4
Deferred tax assets	23
Net result	41
IFRS as of June 30, 2004	**1,548**

(In millions of euros)	Shareholders' Equity
Dutch GAAP as of December 31, 2004	**1,690**
Impact IFRS (net of taxes)	
Tangible fixed assets	-139
Stocks	-3
Other	5
Deferred tax assets	23
Net result	52
IFRS as of December 31, 2004	**1,628**

Appendix 3: Condensed consolidated P&L IFRS – Dutch GAAP
January 1, 2004 – December 31, 2004

(In millions of euros)	**Dutch GAAP**	**IFRS adjustments** (unaudited)	**IFRS** (unaudited)
Net turnover [1]	**10,005**	**57**	**10,062**
Raw materials, consumables and services [2]	6,027	70	6,097
Personnel costs	1,957	-	1,957
Depreciation & amortisation [3]	773	- 113	660
Total operating expenses	**8,757**	**- 43**	**8,714**
Operating profit	**1,248**	**100**	**1,348**
Results from associates [4]	21	-	21
Results from other non-consolidation participations [4]	- 161	-	- 161
Net financing costs [5]	-180	11	-169
Profit on ordinary activities before tax	**928**	**111**	**1,039**
Income tax [6]	- 306	0	-306
Group profit on ordinary activities after tax	**622**	**111**	**733**
Minority interests in the results of group companies of Heineken N.V.	- 85	- 6	-91
Net profit on ordinary activities of Heineken N.V.	**537**	**105**	**642**
Minority interests in the profit of Heineken N.V.	- 268	- 52	-321
Net Profit	**269**	**53**	**321**

Notes to the condensed consolidated P&L
January 1, 2004 – December 31, 2004:

1. The increase in net turnover as a result of the change to IFRS is €57 million for the full year and is primarily the result of a reclassification of certain sales proceeds, rental income and sale of by-products, which were netted with the corresponding costs under Dutch GAAP. These items are now included in 'Proceeds from services', which is part of net turnover. They are partially offset by the reclassification, from net turnover to net financing costs, of interest received on loans to on-premise outlets.

2. The increase is explained by the items mentioned in note 1.

3. The decrease in depreciation and amortisation is for €40 million due to the lower valuation of tangible fixed assets and for €81 million to the termination of amortisation of goodwill, while the capitalisation and amortisation of brands adds €8 million.

4. Earnings from associated companies remain unchanged. The €190 million impairment taken on Cervejerias Kaiser, the capital gain on sales of Whitbread shares of €17 million and dividend income received from participating interests carried at cost (€12 million) are reported under results from other non-consolidated participations.

5. The adjustment to net financing costs amount to €11 million as the interest received on loans to on-premise outlets has been reclassified from net turnover to net financing costs. Also the realised and unrealised exchange rate results are now reported under net financing costs rather than other fixed costs.

6. The net impact on taxation under IFRS is zero, despite a profit on ordinary activities before taxation, which is €111 million higher. The most significant part of the increase in profit is a result of the absence of goodwill amortisation (€81 million) under IFRS. Goodwill amortisation was already considered under Dutch GAAP to be non-deductible for tax purposes, meaning that the cancellation of the amortisation charge has therefore no effect on taxation.
   A higher tax charge, due to higher profit under IFRS and the reduction of the recognised deferred tax asset is offset with € 20 million exceptional, non-recurring, tax benefits mainly due to the release of deferred tax liabilities related to the recognition of brands under IFRS. In 2004 lower corporate income tax rates were enacted in a number of countries and as a result the additional deferred tax liability recognised for brands under IFRS is carried at the lowered tax rates and released through the income statement in 2004.

Appendix 4: Condensed consolidated balance sheet IFRS – Dutch GAAP as per December 31, 2004

(In millions of euros)	Dutch GAAP	IFRS Adjustments (unaudited)	IFRS (unaudited)
ASSETS			
Non-current assets			
Intangible fixed assets [1]	1,720	117	1,837
Tangible fixed assets [2]	5,127	- 354	4,773
Financial fixed assets [3]	762	4	766
Deferred tax assets [4]	17	252	269
Current Assets			
Stocks [5]	779	3	782
Accounts receivable & other receivables [6]	1,309	337	1,646
Current investments [7]	76	-50	26
Cash and cash equivalents [7]	628	50	678
Total Assets	**10,418**	**359**	**10,777**
EQUITY & LIABILITIES			
Equity			
Shareholders' equity	1,690	- 62	1,628
Minority interests in Heineken N.V.	1,690	- 61	1,628
Minority interests in other group companies	483	- 6	477
Group funds	**3,862**	**-129**	**3,733**
Non Current Liabilities			
Long term borrowings	2,642	- 4	2,638
Employee benefits	680	-	680
Provisions [8]	341	-43	298
Deferred tax liabilities [4]	227	157	384
Current liabilities			
Interest bearing current liabilities	951	-5	946
Creditors and other liabilities [9]	1,715	340	2,055
Provisions [8]	-	43	43
Total Equity and Liabilities	**10,418**	**359**	**10,777**

Notes to the condensed consolidated balance sheet as per December 31, 2004

1 *Intangible fixed assets* show a net increase of €117 million under IFRS presenting, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognised deferred tax liability. Finally, amortisation under IFRS is lower as goodwill is not amortised (€81 million), which is partially compensated by the amortisation of brands (€ 8 million).

2 *Tangible fixed assets* are €354 million lower due to the change from statement at estimated replacement cost to historical cost.

3 *Financial fixed assets* are €4 million higher primarily due to reclassifications.

4 *Deferred tax assets and liabilities* are now reported as separate items on the balance sheet while previously these amounts were netted. When implementing IFRS, Heineken Holding has only netted those tax assets and liabilities in case there is a legally enforceable right to net the assets and liabilities. The net deferred tax liability under Dutch GAAP has been reduced as a result of the change to statement at historical cost of tangible fixed assets and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch GAAP has been increased due to the recognition of brands.

5 *Stocks* are slightly higher due to the combination of the change from estimated replacement cost to historical cost and the reclassification of some returnable packaging materials from fixed assets to stock.

6 The increase in *Accounts receivable and other receivables* of €337 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch GAAP, this liability was netted with the accounts receivable.

7 *Current investments and cash.* An amount of €50 million, which was classified under securities under Dutch GAAP, has been reclassified to cash and cash equivalents.

8 *Provisions.* The decrease is due to reclassification of the short-term part of provisions to current liabilities

9 The increase in C*reditors and other liabilities* is primarily due to the reclassification from accounts receivable of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

Appendix 5: Condensed segment reporting* IFRS – Dutch GAAP
January 1, 2004 – December 31, 2004

(In millions of euros)	Dutch GAAP (old structure)	Dutch GAAP (new structure)	IFRS Adjustments (unaudited)	IFRS (unaudited)
Net turnover				
Western Europe	6,348	5,740	24	5,764
Central & Eastern Europe	1,894	2,502	24	2,526
Americas	1,514	1,514	2	1,516
Africa & Middle East	890	890	-1	889
Asia Pacific	470	470	1	471
Eliminations	-1,111	-1,111	7	-1,104
Heineken consolidated net turnover	10,005	10,005	57	10,062
Operating profit				
Western Europe	623	554	8	562
Central & Eastern Europe	129	198	56	254
Americas	269	269	15	284
Africa & Middle East	168	168	17	185
Asia Pacific	59	59	4	63
Heineken consolidated operating profit	1,248	1,248	100	1,348
Assets				
Western Europe	4,392	3,768	156	3,924
Central & Eastern Europe	3,412	4,036	256	4,292
Americas	986	986	28	1,014
Africa & Middle East	856	856	-31	825
Asia Pacific	378	378	-15	363
	10,024	10,024	394	10,418
Capital invested	394	394	-35	359
Heineken consolidated assets	10,418	10,418	359	10,777
Group Volume				
(In thousands of hectolitres)				
Western Europe	52,295	41,311		41,311
Central & Eastern Europe	31,585	42,598		42,598
Americas	14,555	14,555		14,555
Africa & Middle East	13,511	13,511		13,511
Asia Pacific	9,526	9,526		9,526
Eliminations	-8,844	-8,873		-8,873
Heineken group volume	112,628	112,628		112,628

* Segments are reported in accordance with the recently announced geographical reorganisation. In this new regional structure, Germany and Greece are now reported under Central- and Eastern Europe instead of Western Europe. Volumes are restated in line with the new structure as well.

Appendix 6: Condensed consolidated P&L IFRS – Dutch GAAP
January 1, 2004 – June 30, 2004

(In millions of euros)	Dutch GAAP (unaudited)	IFRS adjustments (unaudited)	IFRS (unaudited)
Net turnover [1]	**4,831**	**28**	**4,859**
Raw materials, consumables and services [2]	2,935	24	2,959
Personnel costs	953	-	953
Depreciation & amortisation [3]	384	- 60	324
Total operating expenses	**4,272**	**- 36**	**4,236**
Operating profit	**559**	**64**	**623**
Results from associates [4]	8	-	8
Results from other non- consolidation participations [4]	24	-	24
Net financing costs	-87	10	-77
Profit on ordinary activities before tax	**504**	**74**	**578**
Income tax [5]	-182	12	- 170
Group profit on ordinary activities after tax	**322**	**86**	**408**
Minority interests in the results of group companies of Heineken N.V.	-29	-3	-32
Net profit on ordinary activities of Heineken N.V.	**293**	**83**	**376**
Minority interests in the profit of Heineken N.V.	- 146	- 42	-188
Net Profit	**147**	**41**	**188**

Notes to the condensed consolidated P&L January 1, 2004 – June 30, 2004

1 The increase in net turnover as a result of the change to IFRS is €28 million for the first six months of 2004 and is primarily the result of a reclassification of certain sales proceeds, rental income and sale of by-products, which were netted with the corresponding costs under Dutch GAAP. These items are now included in 'Proceeds from services', which is part of net turnover. These items are partially offset by the reclassification, from net turnover to net financing costs, of interest received on loans to on-premise outlets.

2 Under Dutch GAAP, Heineken Holding carried stock during the year at variable cost only. Under IFRS, Heineken carries stock throughout the whole year at full absorption cost. The impact of €24 million is a combination of a benefit of €14 million of fixed costs absorbed in the stock valuation on June 30, 2004 and the reclassification as explained in note 1.

3 The decrease in depreciation and amortisation is for €21 million due to the lower valuation of tangible fixed assets and for €42 million to the termination of amortisation of goodwill, while the capitalisation and amortisation of brands adds €3 million.

4 Earnings from associated companies remain unchanged. The book gain on sales of Whitbread shares of €17 million and dividend income received from participating interests carried at cost, €7 million, are reported under results from other non-consolidated participations.

5 Taxation under IFRS is €12 million lower although profit on ordinary activities before taxation is €74 million higher. The most significant part of the increase in profit is a result of the absence of goodwill amortisation (€42 million) under IFRS. Goodwill amortisation was already considered under Dutch GAAP to be non-deductible for tax purposes, meaning that the cancellation of the amortisation charge has therefore no effect on taxation.
Moreover, under Dutch GAAP the half-year taxation did not fully incorporate the seasonality in profits on ordinary activities before taxation. This effect has now been taken into account.

Appendix 7: Condensed consolidated balance sheet IFRS – Dutch GAAP as per June 30, 2004

(In millions of euros)	**Dutch GAAP** (unaudited)	**IFRS Adjustments** (unaudited)	**IFRS** (unaudited)
ASSETS			
Non-current assets			
Intangible fixed assets [1]	1,730	80	1,810
Tangible fixed assets [2]	5,104	-367	4,737
Financial fixed assets [3]	979	2	981
Deferred tax assets	16	255	271
Current assets			
Stocks [5]	920	14	934
Accounts receivable & other receivables [6]	1,795	363	2,159
Current investments	26	-	26
Cash and cash equivalents	673	-	673
Total Assets	**11,244**	**347**	**11,591**
EQUITY & LIABILITIES			
Equity			
Shareholders' Equity	1,605	- 57	1,548
Minority interests in Heineken N.V.	1,604	- 57	1,547
Minority interests in other group companies	451	-11	440
Group Funds	**3,660**	**- 125**	**3,535**
Non current liabilities			
Long term borrowings	2,704	1	2,705
Employee benefits	714	-	714
Provisions [7]	372	-47	325
Deferred tax liabilities [4]	322	145	467
Current liabilities			
Interest bearing liabilities	1,252	2	1,254
Creditors and other liabilities [8]	2,220	324	2,544
Provision [7]	-	47	47
Total Equity and Liabilities	**11,244**	**347**	**11,591**

Notes to the condensed consolidated balance sheet as per June 30, 2004

1 *Intangible fixed assets* show a net increase of €80 million under IFRS presenting, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognised deferred tax liability. Finally, amortisation under IFRS is lower as goodwill is not amortised (€41 million), which is partially compensated by the amortisation of brands (€ 3 million).

2 *Tangible fixed assets* are €367 million lower due to the change from statement at estimated replacement cost to historical cost.

3 *Financial fixed assets* are €2 million higher mainly due to reclassifications.

4 *Deferred tax assets and liabilities* are now reported as separate items on the balance sheet while previously these amounts were netted. When implementing IFRS, Heineken Holding has only netted those tax assets and liabilities in case there is a legally enforceable right to net the assets and liabilities. The net deferred tax liability under Dutch GAAP has been reduced as a result of the change to statement at historical cost of tangible fixed assets and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch GAAP has been increased due to the recognition of brands.

5 *Stocks* are slightly higher as a result of the change from estimated replacement cost to historical cost and the reclassification of certain returnable packaging materials from fixed assets to stock. Additionally, an amount of € 14 million has been included for the fixed production overhead, which has been included in the income statement.

6 The increase in *Accounts receivable and other receivables* of €363 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch GAAP, this liability was netted with the accounts receivable.

7 *Provisions.* The decrease is due to reclassification of the short-term part of provisions to current liabilities

8 The increase in *Creditors and other liabilities* is primarily due to the reclassification from accounts receivable of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

Appendix 8: Condensed segment reporting* IFRS – Dutch GAAP
January 1, 2004 – June 30, 2004

(In millions of euros)	**Dutch GAAP old structure** (unaudited)	**Dutch GAAP new structure** (unaudited)	**IFRS Adjustments** (unaudited)	**IFRS** (unaudited)
Net turnover				
Western Europe	3,133	2,843	9	2,852
Central & Eastern Europe	883	1,173	9	1,182
Americas	709	709	1	710
Africa & Middle East	421	421	0	421
Asia Pacific	231	231	0	231
Eliminations	-546	-546	9	-537
Heineken consolidated net turnover	**4,831**	**4,831**	**28**	**4,859**
Operating profit				
Western Europe	281	255	12	267
Central & Eastern Europe	49	75	34	109
Americas	129	129	7	136
Africa & Middle East	70	70	8	78
Asia Pacific	30	30	3	33
Heineken consolidated operating profit	**559**	**559**	**64**	**623**
Assets				
Western Europe	4,980	4,221	143	4,364
Central & Eastern Europe	3,503	4,262	235	4,497
Americas	1,228	1,228	-10	1,218
Africa & Middle East	1,093	1,093	-166	927
Asia Pacific	413	413	-27	386
	11,217	11,217	175	11,392
Capital invested	27	27	172	199
Heineken consolidated assets	**11,244**	**11,244**	**347**	**11,591**
Group volume *(in thousands of hectolitres)*				
Western Europe	26,525	21,133		21,133
Central & Eastern Europe	14,842	20,246		20,246
Americas	6,994	6,994		6,994
Africa & Middle East	6,590	6,590		6,590
Asia Pacific	4,433	4,433		4,433
Eliminations	-4,990	-5,002		-5,002
Heineken group volume	**54,394**	**54,394**		**54,394**

* Segments are reported in the new regional structure. The consequence of this change is that Greece and Germany are now reported in the Central & Eastern Europe region.

Appendix 9: Condensed consolidated cash flow statement
January 1, 2004 – December 31, 2004

	Dutch GAAP	IFRS adjustment (unaudited)	IFRS (unaudited)
Cash Flow from Operating Activities [1]	1,520	91	1,611
Dividends paid [2]	- 243	243	0
Cash flow from operating activities less dividends paid	1,277	334	1,611
Cash Flow from Investing Activities	- 1,671	-93	- 1,764
Cash Flow from Financing Activities	- 125	-241	- 366
Net Cash Flow	- 519	0	- 519
Other movements	- 31	0	- 31
Movement in cash and cash equivalents	**-550**	**0**	**- 550**
Funds as of January 1, 2004			
Cash and cash equivalents	1,340	50	1,390
Securities	76	- 76	0
Bank borrowings (short term)	- 679	0	- 679
Total	737	- 26	711
Funds as of December 31, 2004			
Cash and cash equivalents	628	50	678
Securities	76	- 76	0
Bank borrowings (short term)	- 517	0	-517
Total	187	- 26	161
Movement in cash and cash equivalents	**-550**	**0**	**-550**

Notes to the condensed consolidated cash flow statement
January 1, 2004 – December 31, 2004

[1] Cash flow from operating activities is €91 million higher for the full year. This is primarily due to the reclassification of the depreciation on loans to on-premise outlets from investing activities to the cash flow from operating activities.

[2] Cash Dividends paid to shareholders and minorities are classified in the cash flow from financing activities under IFRS.

Appendix 10: Condensed consolidated cash flow statement
January 1, 2004 – June 30, 2004

	Dutch GAAP	IFRS adjustment (unaudited)	IFRS (unaudited)
Cash Flow from Operating Activities [1]	526	48	574
Dividends paid [2]	-136	136	0
Cash flow from operating activities less dividends paid	390	184	574
Cash Flow from Investing Activities	- 1,235	-43	- 1,278
Cash Flow from Financing Activities	- 57	-141	- 198
Net Cash Flow	- 902	-0	- 902
Other movements	- 8	0	- 8
Movement in cash and cash equivalents	**- 910**	**-0**	**- 910**
Funds as of January 1, 2004			
Cash and cash equivalents	1,340	50	1,390
Securities	76	-76	0
Bank borrowings (short term)	- 679	0	- 679
Total	737	-26	711
Funds as of June 30, 2004			
Cash and cash equivalents	673	0	673
Securities	26	- 26	0
Bank borrowings (short term)	- 872	0	- 872
Total	- 173	- 26	- 199
Movement in cash and cash equivalents	**- 910**	**- 0**	**- 910**

Notes to the condensed consolidated cash flow statement
January 1, 2004 – June 30, 2004

1 Cash flow from operating activities under IFRS is €48 million higher. This is primarily due to the reclassification of the depreciation on loans to on-premise outlets from investing activities to the cash flow from operating activities.

2 Dividends paid to shareholders and minorities are classified in the cash flow from financing activities under IFRS.